Exhibit 99.1

Castor Maritime Inc. Announces Pricing of Upsized $18.0 Million Underwritten
Public Offering
June 23, 2020 - Limassol, Cyprus - Castor Maritime Inc. (the “Company”) (NASDAQ: CTRM) announced today the pricing of an upsized underwritten public offering of 51,400,000 units at a price of $0.35 per unit. Each unit consists of one common share (or prefunded warrant in lieu thereof) and one Class A warrant to purchase one common share, and will immediately separate upon issuance. The gross proceeds of the offering to the Company, before underwriting discounts and commissions and estimated offering expenses, are expected to be approximately $18.0 million. The Company intends to use the net proceeds of the offering for capital expenditures, working capital, to make vessel or other asset acquisitions or for other general corporate purposes, or a combination thereof.
Each Class A warrant is immediately exercisable for one common share at an exercise price of $0.35 per share and will expire five years from issuance. The offering is expected to close on or about June 26, 2020, subject to customary closing conditions.
Maxim Group LLC is acting as sole book-running manager in connection with the offering.
The Company has granted the underwriter a 30-day option to purchase up to an additional 7,710,000 shares of common stock or prefunded warrants and/or 7,710,000 Class A warrants, at the public offering price less discounts and commissions.
The offering is being conducted pursuant to the Company's registration statement on Form F-1 (File No. 333-238990) previously filed with and subsequently declared effective by the Securities and Exchange Commission ("SEC") on June 23, 2020 (the “Registration Statement”). A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov. Electronic copies of the prospectus relating to this offering, when available, may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at (212) 895-3745.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of these securities under the securities laws of any such state or jurisdiction.
About Castor Maritime Inc.
Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium-term charters and transport a range of dry bulk cargoes, including such commodities as coal, grain and other materials along worldwide shipping routes.  The Company's fleet currently consists of three Panamax dry bulk carriers.  For more information please visit the company’s website at www.castormaritime.com
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and  international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off-hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:
Petros Panagiotidis
Castor Maritime Inc.
Email: info@castormaritime.com
Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com